UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Market Update

On February 18, 2009, Westpac Banking Corporation (“Westpac”) provided the market with an update of its performance for its first quarter ended December 31, 2008.  During this period Westpac completed the merger with St.George Bank Limited (“St.George”).  The update coincided with the release of Westpac’s Pillar 3 Report for the December 2008 quarter.  In its update, Westpac summarized its results for the December 2008 quarter as a robust performance in a challenging environment.  In particular, it reported that for Westpac and St.George on a combined but unadjusted basis:

•                  Revenues for the December 2008 quarter were strong with:

•                  Growth in net interest income from further lending growth and customer deposits supported by improved margins and Treasury earnings although funding costs were higher; and

•                  Healthy non-interest income growth with strong customer related revenue in markets although wealth revenues were weaker due to the decline in asset markets.

•                  Modest increase in expenses, including operating costs associated with the RAMS business acquired in January 2008, increases in BTIM share based payment expenses, increases in defined benefit plan expenses and the impact of foreign exchange movements during the first quarter.

•                  Stressed exposures increased due to the weakening of the Australian and New Zealand economies, including an increase in watchlist and substandard loans predominantly across our institutional, commercial and New Zealand portfolios.

•                  The Australian consumer portfolios continued to perform well during the first quarter, with a relatively small increase in 90+ day delinquencies.

•                  As a result of these movements in asset quality, impairment charges increased to approximately A$800 million for the December 2008 quarter, primarily due to three large corporate exposures, which contributed A$360 million to the impairment charges.

•                  Westpac’s Tier 1 capital ratio remains above its target range as Westpac took steps to strengthen its balance sheet, including raising over A$3.8 billion in capital between September 2008 and January 2009.

•                  Earnings were broadly consistent with those for the December 2007 quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 27, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer